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                                                                    EXHIBIT 20.1










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                             D M   M A N A G E M E N T

FOR IMMEDIATE RELEASE
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                                        Contact: Sam Shanaman, COO
                                             (617) 740-2718

DM MANAGEMENT TO DISCONTINUE CARROLL REED CATALOG OPERATIONS
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     HINGHAM, Mass., May 20, 1996 -- DM Management Company (Nasdaq:DMMC) today announced that the company will phase out its Carroll Reed catalog operations over the next several months. The Company intends to account for this as a discontinued operation in its financial statements for the year ended June 30, 1996. This will result in a write-down in the range of $8 million to $9 million in the fourth quarter to bring the book value of the assets in line with their estimated fair market value.

     Carroll Reed has not strategically fit as well with our core business as we had initially anticipated," said Gordon R. Cooke, president and chief executive officer. "The Carroll Reed apparel line is targeted more toward the younger, more price-conscious consumer. Nationally, this segment of the retail market has been particularly affected during the past two years by a slowdown in consumer spending."

     Cooke continued, "The upscale segment of the market has continued to demonstrate growth and the performance of our Nicole Summers, J. Jill, Ltd. and The Very Thing! catalog concepts reflect this trend. The divestiture of Carroll Reed will enable us to focus our attention on and invest our resources in DM Management's core business of direct mail marketing to the affluent, upscale woman."

     As previously reported in the Company's 10-Q for the nine months ended March 31, 1996, the Carroll Reed operations accounted for $10.0 million of DM Management's total revenues of $69.0 million. DM Management reported an operating loss of $.9 million for the nine months ended March 31, 1996, which included a loss of $1.0 million from the Carroll Reed operation.

     DM Management's board of directors plans to retain an investment banker to assist the company in the sale of the Carroll Reed assets.

     DM Management is a national direct marketer of a broad assortment of classic women's apparel and accessories. The company markets its products primarily through the catalog titles The Very Thing!, Nicole Summers and J. Jill, Ltd. All titles appeal to active, affluent, well-educated women, and each is targeted to suit the lifestyle of a specific audience within this demographic group.


    Winterbrook Way, Merdith, NH 03253 * (603) 279-7051 * FAX (603) 279-6297
            25 Recreation Park Drive, Suite 200, Hingham, MA 02043 *
                      (617) 740-2718 * FAX (617) 749-8523

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